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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  PerSeptive BioSystems, Inc.

Title of Class of Securities:  Common Stock and Units
Consisting of Warrants to Purchase One Share of Common Stock

CUSIP Number:  715271102

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       Garo H. Armen
                 c/o Armen Partners, L.P.
                630 Fifth Avenue, Suite 918
                 New York, New York  10111

  (Date of Event which Requires Filing of this Statement)

                          1/29/97

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this
statement   .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.     715271102

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Garo H. Armen       S.S. ####-##-####


2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.


7.   Sole Voting Power

         1,221,321 (including Warrants to purchase 217,000
Shares)


8.   Shared Voting Power


9.   Sole Dispositive Power

         1,221,321 (including Warrants to purchase 217,000
Shares)


10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,221,321 (including Warrants to purchase 217,000
Shares)





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12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         5.7%


14.  Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
    TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
              AND THE SIGNATURE ATTESTATION.










































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock,

$.01 par value, (the "Common Stock") of PerSeptive

BioSystems, Inc. ("PerSeptive BioSystems") and units

consisting of 217,000 warrants to purchase one share of

Common Stock of PerSeptive BioSystems ("Units").  The

principal executive office of PerSeptive BioSystems is

located at 500 Old Connecticut Path, Framingham, MA  01701.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Garo

H. Armen.  Mr. Armen's principal office is located at 630

Fifth Avenue, Suite 918, New York, New York  10111.

         Mr. Armen has not, during the last five years, been

convicted in a criminal proceeding (excluding traffic

violations or similar misdemeanors).  Mr. Armen has not,

during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final

order enjoining future violations of, or prohibiting or

mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Armen is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Armen is deemed to

beneficially own 1,004,321 shares of Common Stock and

217,000 Units of PerSeptive BioSystems.  The Units and

Common Stock are held by (i) Armen Partners, L.P. (the




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"Partnership"), an investment limited partnership, of which

Mr. Armen is a general partner and the managing partner,

(ii) Armen Partners Offshore Fund, Ltd. (the "Fund"), an

offshore investment fund, to which Armen Capital Management

Corp., a corporation of which Mr. Armen is the principal,

acts as investment manager, and (iii) GHA Management

Corporation (the "Corporation"), a corporation wholly-owned

by Mr. Armen.  The funds for the purchase of the Common

Stock and Units held in the Partnership came from capital

contributions to the Partnership by its general and limited

partners.  The funds for the purchase of Common Stock held

by the Fund came from contributions by the Fund's

shareholders.  The funds for the purchase of the Common

Stock and Units held by the Corporation came from Mr.

Armen's personal funds.  Funds for the purchase of Common

Stock also came from margin loans entered in the ordinary

course of business.

Item 4.  PURPOSE OF TRANSACTION

         The Units and Common Stock beneficially owned by

Mr. Armen were acquired for, and are being held for,

investment purposes.  The reporting person may acquire

additional Units and Common Stock, dispose of all or some of those Units and Common Stock from time to time, in each case in open market transactions, block sales or purchases or

otherwise, or may continue to hold those Units and Common

Stock.








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         Mr. Armen does not have any plan or proposal which

relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Armen is deemed to be

the beneficial owner of 217,000 Units and of 1,004,321

shares of Common Stock of PerSeptive BioSystems.  During the last 60 days, he sold 8,100 shares of Common Stock and

purchased 2,127,764 shares of Common Stock.  No Units were

sold or purchased during the last 60 days.  Each Unit is

exercisable for one share of Common Stock.  Therefore, Mr.

Armen is deemed to beneficially own 1,221,321 shares of

Common Stock.  Based on the most recent Form 10-Q filed by

PerSeptive BioSystems, there are believed to be 21,387,087

shares of Common Stock of PerSeptive BioSystems outstanding.

Therefore, Mr. Armen beneficially owns 5.7% of the

outstanding shares of Common Stock (based on total

outstanding shares of Common Stock of 21,287,087 and 217,000

Units).  Mr. Armen has the power to vote and direct the vote of all of the shares of Common Stock of which he is

currently deemed beneficial owner.  Mr. Armen has the power

to dispose of or direct the disposition of all the Units of

which he is currently deemed beneficial owner.  Exhibit A

shows the transactions in the Common Stock that Mr. Armen

effected during the past 60 days.










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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Mr. Armen does not have any contract, arrangement,

understanding or relationship with any person with respect

to the Units or Common Stock of PerSeptive BioSystems.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the shares of PerSeptive BioSystems that were effected by Mr. Armen during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



March 10, 1997




                             /s/ Garo H. Armen
                               Garo H. Armen






















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00875001.AH5



                         EXHIBIT A


                 SCHEDULE OF TRANSACTIONS


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)

1/14/97             (  8,100)             $6.02

1/16/97                4,000              $6.62

1/21/97               43,000              $7.17

1/29/97               15,000              $6.54

2/4/97                49,600              $6.43

2/10/97              100,000              $6.00

2/13/97                1,164              $5.87





































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00875001.AH5